Exhibit 99.3

POINTS INTERNATIONAL LTD.

NOTICE OF MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation”) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on May 3, 2011, at 9:00 a.m. (Toronto Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2010 and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.	to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4.	to consider and, if deemed appropriate, adopt an ordinary resolution, the text of which is set forth in Schedule C to the accompanying Management Information Circular, approving an amendment to the Corporation's by-laws.

Only shareholders of record at the close of business on March 23, 2011 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Toronto Time) on April 29, 2011, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. (“Kingsdale”) by telephone at 1-888-518-6554 toll free in North America or (416) 867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

DATED at Toronto, Ontario, this 9th day of March, 2011.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer